                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        (AMENDMENT NO. 7 TO RESTATEMENT)


                         NORTH PITTSBURGH SYSTEMS, INC.
                    ----------------------------------------
                                (NAME OF ISSUER)



                   COMMON STOCK, PAR VALUE $.15625 PER SHARE
                   -----------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                  661564-10-4
                    ----------------------------------------
                                 (CUSIP NUMBER)


                  KIRBY J. CAMPBELL, EXECUTIVE VICE PRESIDENT
                                 AND TREASURER
                           ARMSTRONG UTILITIES, INC.
                              ONE ARMSTRONG PLACE
                           BUTLER, PENNSYLVANIA 16001
                                 (724) 283-0925
                    ----------------------------------------
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                      NONE
                    ----------------------------------------
                         (DATE OF EVENT WHICH REQUIRES
                           FILING OF THIS STATEMENT)



IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF SECTIONS 240.13D-1(E), 240.13D-1(F) OR 240.13D-1(G), CHECK THE FOLLOWING BOX [ ].

CUSIP No. 661564-10-4




1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

                   NPT Holdings, L.P.
     ---------------------------------------------------------------------------


2)   Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [ ]
         (b)      [X]


3)   SEC Use Only
                  --------------------------------------------------------------


4)   Source of Funds (See Instructions)            OO
                                            ------------------------------------


5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                      [ ]


6)   Citizenship or Place of Organization       Delaware
                                              ----------------------------------


                                7)     Sole Voting Power                   -0-
                                                                ----------------
Number of Shares                8)     Shared Voting Power
Beneficially Owned by                                           ----------------
Each Reporting                  9)     Sole Dispositive Power              -0-
Person With                                                     ----------------
                                10)    Shared Dispositive Power
                                                                ----------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person          -0-
                                                                  --------------



12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     [ ]


13)  Percent of Class Represented by Amount in Row (11)      0.00%
                                                        ------------------------


14)  Type of Reporting Person (See Instructions)        OO
                                                  ------------------------------

CUSIP No. 661564-10-4




1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

                   AGOC Investments, Inc.
     ---------------------------------------------------------------------------


2)   Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [ ]
         (b)      [X]


3)   SEC Use Only
                  --------------------------------------------------------------


4)   Source of Funds (See Instructions)            OO
                                            ------------------------------------


5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                      [ ]


6)   Citizenship or Place of Organization       Delaware
                                              ----------------------------------


                                7)     Sole Voting Power               914,665
                                                                ----------------
Number of Shares                8)     Shared Voting Power
Beneficially Owned by                                           ----------------
Each Reporting                  9)     Sole Dispositive Power          914,665
Person With                                                     ----------------
                                10)    Shared Dispositive Power
                                                                ----------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person      914,665
                                                                  --------------



12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     [ ]


13)  Percent of Class Represented by Amount in Row (11)      6.10%
                                                        ------------------------


14)  Type of Reporting Person (See Instructions)        CO
                                                  ------------------------------

CUSIP No. 661564-10-4


1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

                   Armstrong Holdings, Inc.
     ---------------------------------------------------------------------------


2)   Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [ ]
         (b)      [X]


3)   SEC Use Only
                      ----------------------------------------------------------


4)   Source of Funds (See Instructions)            OO
                                            ------------------------------------


5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                     [ ]


6)   Citizenship or Place of Organization       Delaware
                                           -------------------------------------


                                7)     Sole Voting Power                  -0-
                                                                ----------------
Number of Shares                8)     Shared Voting Power
Beneficially Owned by                                           ----------------
Each Reporting                  9)     Sole Dispositive Power             -0-
Person With                                                     ----------------
                                10)    Shared Dispositive Power
                                                                ----------------


11)  Aggregate Amount Beneficially Owned by Each Reporting Person         -0-
                                                                   -------------


12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     [ ]


13)  Percent of Class Represented by Amount in Row (11)            0.00%
                                                            --------------------


14)  Type of Reporting Person (See Instructions)        CO
                                                  ------------------------------

CUSIP No. 661564-10-4


1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

                   Jay L. Sedwick
     ---------------------------------------------------------------------------


2)   Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [ ]
         (b)      [X]


3)   SEC Use Only
                  --------------------------------------------------------------


4)   Source of Funds (See Instructions)            PF
                                         ---------------------------------------


5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                     [ ]


6)   Citizenship or Place of Organization       USA
                                           -------------------------------------


                                7)     Sole Voting Power                24,891
                                                                ----------------
Number of Shares                8)     Shared Voting Power           1,278,774
Beneficially Owned by                                           ----------------
Each Reporting                  9)     Sole Dispositive Power           24,891
Person With                                                     ----------------
                                10)    Shared Dispositive Power      1,278,774
                                                                ----------------


11)  Aggregate Amount Beneficially Owned by Each Reporting Person    1,303,665
                                                                   -------------


12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                  [ ]


13)  Percent of Class Represented by Amount in Row (11)               8.69%
                                                         -----------------------


14)  Type of Reporting Person (See Instructions)        IN
                                                  ------------------------------

CUSIP No. 661564-10-4



1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

                   Cyd K. Johnston
     ---------------------------------------------------------------------------


2)   Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [ ]
         (b)      [X]


3)   SEC Use Only
                  --------------------------------------------------------------


4)   Source of Funds (See Instructions)            PF
                                        ----------------------------------------


5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                    [ ]


6)   Citizenship or Place of Organization       USA
                                          --------------------------------------


                                7)     Sole Voting Power                3,450
                                                                ----------------
Number of Shares                8)     Shared Voting Power
Beneficially Owned by                                           ----------------
Each Reporting                  9)     Sole Dispositive Power
Person With                                                     ----------------
                                10)    Shared Dispositive Power         3,450
                                                                ----------------


11)  Aggregate Amount Beneficially Owned by Each Reporting Person       3,450
                                                                  --------------


12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                  [ ]


13)  Percent of Class Represented by Amount in Row (11)      less than 0.1%
                                                        ------------------------


14)  Type of Reporting Person (See Instructions)        IN
                                                 -------------------------------

CUSIP No. 661564-10-4




1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

               Kirby J. Campbell
     ---------------------------------------------------------------------------


2)   Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [ ]
         (b)      [X]


3)   SEC Use Only
                  --------------------------------------------------------------


4)   Source of Funds (See Instructions)            PF
                                        ----------------------------------------


5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                    [ ]


6)   Citizenship or Place of Organization       USA
                                              ----------------------------------


                                7)     Sole Voting Power
                                                                ----------------
Number of Shares                8)     Shared Voting Power           1,372,934
Beneficially Owned by                                           ----------------
Each Reporting                  9)     Sole Dispositive Power
Person With                                                     ----------------
                                10)    Shared Dispositive Power      1,372,934
                                                                ----------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person    1,372,934
                                                                  --------------

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                  [ ]


13)  Percent of Class Represented by Amount in Row (11)      9.15%
                                                        ------------------------


14)  Type of Reporting Person (See Instructions)        IN
                                                 -------------------------------

CUSIP No. 661564-10-4




1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

               Ellen Kaye Campbell
     ---------------------------------------------------------------------------


2)   Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [ ]
         (b)      [X]


3)   SEC Use Only
                  --------------------------------------------------------------


4)   Source of Funds (See Instructions)            PF
                                        ----------------------------------------


5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                     [ ]


6)   Citizenship or Place of Organization       USA
                                              ----------------------------------


                                7)     Sole Voting Power
                                                                ----------------
Number of Shares                8)     Shared Voting Power            10,600
Beneficially Owned by                                           ----------------
Each Reporting                  9)     Sole Dispositive Power
Person With                                                     ----------------
                                10)    Shared Dispositive Power       10,600
                                                                ----------------


11)  Aggregate Amount Beneficially Owned by Each Reporting Person     10,600
                                                                  --------------

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                    [ ]


13)  Percent of Class Represented by Amount in Row (11)      less than 0.1%
                                                        ------------------------


14)  Type of Reporting Person (See Instructions)        IN
                                                 -------------------------------

CUSIP No. 661564-10-4




1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

               William C. Stewart
     ---------------------------------------------------------------------------


2)   Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [ ]
         (b)      [X]


3)   SEC Use Only
                  --------------------------------------------------------------


4)   Source of Funds (See Instructions)            PF
                                        ----------------------------------------


5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                   [ ]


6)   Citizenship or Place of Organization       USA
                                          --------------------------------------


                                7)     Sole Voting Power
                                                                ----------------
Number of Shares                8)     Shared Voting Power          1,286,474
Beneficially Owned by                                           ----------------
Each Reporting                  9)     Sole Dispositive Power
Person With                                                     ----------------
                                10)    Shared Dispositive Power     1,286,474
                                                                ----------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person   1,286,474
                                                                  --------------

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                    [ ]


13)  Percent of Class Represented by Amount in Row (11)      8.57%
                                                        ------------------------


14)  Type of Reporting Person (See Instructions)        IN
                                                 -------------------------------

CUSIP No. 661564-10-4




1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

               Gay O. Stewart
     ---------------------------------------------------------------------------


2)   Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [ ]
         (b)      [X]


3)   SEC Use Only
                  --------------------------------------------------------------


4)   Source of Funds (See Instructions)            PF
                                        ----------------------------------------


5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                    [ ]


6)   Citizenship or Place of Organization       USA
                                          --------------------------------------


                                7)     Sole Voting Power               5,000
                                                                ----------------
Number of Shares                8)     Shared Voting Power             3,100
Beneficially Owned by                                           ----------------
Each Reporting                  9)     Sole Dispositive Power          5,000
Person With                                                     ----------------
                                10)    Shared Dispositive Power        3,100
                                                                ----------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person      8,100
                                                                  --------------

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                    [ ]


13)  Percent of Class Represented by Amount in Row (11)      less than 0.1%
                                                        ------------------------


14)  Type of Reporting Person (See Instructions)        IN
                                                 -------------------------------

CUSIP No. 661564-10-4




1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

               Sedwick Foundation
     ---------------------------------------------------------------------------


2)   Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [ ]
         (b)      [X]


3)   SEC Use Only
                  --------------------------------------------------------------


4)   Source of Funds (See Instructions)            OO
                                        ----------------------------------------


5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                   [ ]


6)   Citizenship or Place of Organization       Pennsylvania
                                          --------------------------------------


                                7)     Sole Voting Power              363,709
                                                                ----------------
Number of Shares                8)     Shared Voting Power
Beneficially Owned by                                           ----------------
Each Reporting                  9)     Sole Dispositive Power         363,709
Person With                                                     ----------------
                                10)    Shared Dispositive Power
                                                                ----------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person     363,709
                                                                  --------------

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                    [ ]


13)  Percent of Class Represented by Amount in Row (11)      2.42%
                                                        ------------------------


14)  Type of Reporting Person (See Instructions)        OO
                                                 -------------------------------

CUSIP No. 661564-10-4




1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

               Dru A. Sedwick
     ---------------------------------------------------------------------------


2)   Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [ ]
         (b)      [X]


3)   SEC Use Only
                  --------------------------------------------------------------


4)   Source of Funds (See Instructions)            PF
                                        ----------------------------------------


5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                   [ ]


6)   Citizenship or Place of Organization       USA
                                          --------------------------------------


                                7)     Sole Voting Power              10,023
                                                                ----------------
Number of Shares                8)     Shared Voting Power           938,598
Beneficially Owned by                                           ----------------
Each Reporting                  9)     Sole Dispositive Power         10,023
Person With                                                     ----------------
                                10)    Shared Dispositive Power      938,598
                                                                ----------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person    948,621
                                                                  --------------

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                    [ ]


13)  Percent of Class Represented by Amount in Row (11)      6.32%
                                                        ------------------------


14)  Type of Reporting Person (See Instructions)        IN
                                                 -------------------------------

CUSIP No. 661564-10-4


1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

               Jud L. Sedwick Family Trust No. 2
     ---------------------------------------------------------------------------


2)   Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [ ]
         (b)      [X]


3)   SEC Use Only
                  --------------------------------------------------------------


4)   Source of Funds (See Instructions)            PF
                                        ----------------------------------------


5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                   [ ]


6)   Citizenship or Place of Organization
                                              ----------------------------------


                                7)     Sole Voting Power                400
                                                                ----------------
Number of Shares                8)     Shared Voting Power
Beneficially Owned by                                           ----------------
Each Reporting                  9)     Sole Dispositive Power           400
Person With                                                     ----------------
                                10)    Shared Dispositive Power
                                                                ----------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person       400
                                                                  --------------

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     [ ]


13)  Percent of Class Represented by Amount in Row (11)      less than 0.1%
                                                        ------------------------


14)  Type of Reporting Person (See Instructions)        OO
                                                 -------------------------------

CUSIP No. 661564-10-4




1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

               Jay L. Sedwick 1998 Trust
     ---------------------------------------------------------------------------


2)   Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [ ]
         (b)      [X]


3)   SEC Use Only
                  --------------------------------------------------------------


4)   Source of Funds (See Instructions)            OO
                                        ----------------------------------------


5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                   [ ]


6)   Citizenship or Place of Organization
                                              ----------------------------------


                                7)     Sole Voting Power              23,933
                                                                ----------------
Number of Shares                8)     Shared Voting Power
Beneficially Owned by                                           ----------------
Each Reporting                  9)     Sole Dispositive Power         23,933
Person With                                                     ----------------
                                10)    Shared Dispositive Power
                                                                ----------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person     23,933
                                                                  --------------

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                   [ ]


13)  Percent of Class Represented by Amount in Row (11)      0.16%
                                                        ------------------------


14)  Type of Reporting Person (See Instructions)        OO
                                                 -------------------------------

CUSIP No. 661564-10-4



1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

               Dru A. Sedwick 2001 Trust
     ---------------------------------------------------------------------------


2)   Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [ ]
         (b)      [X]


3)   SEC Use Only
                  --------------------------------------------------------------


4)   Source of Funds (See Instructions)            OO
                                        ----------------------------------------


5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                   [ ]


6)   Citizenship or Place of Organization
                                          --------------------------------------


                                7)     Sole Voting Power              41,027
                                                                ----------------
Number of Shares                8)     Shared Voting Power
Beneficially Owned by                                           ----------------
Each Reporting                  9)     Sole Dispositive Power
Person With                                                     ----------------
                                10)    Shared Dispositive Power       41,027
                                                                ----------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person     41,027
                                                                  --------------


12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                    [ ]


13)  Percent of Class Represented by Amount in Row (11)      0.27%
                                                        ------------------------


14)  Type of Reporting Person (See Instructions)        OO
                                                --------------------------------

CUSIP No. 661564-10-4


1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

               Joy L. Moon 2001 Separate Trust
     ---------------------------------------------------------------------------


2)   Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [ ]
         (b)      [X]


3)   SEC Use Only
                  --------------------------------------------------------------


4)   Source of Funds (See Instructions)            OO
                                        ----------------------------------------


5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                    [ ]


6)   Citizenship or Place of Organization
                                          --------------------------------------


                                7)     Sole Voting Power              6,200
                                                                ----------------
Number of Shares                8)     Shared Voting Power
Beneficially Owned by                                           ----------------
Each Reporting                  9)     Sole Dispositive Power         6,200
Person With                                                     ----------------
                                10)    Shared Dispositive Power
                                                                ----------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person     6,200
                                                                  --------------

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                  [ ]


13)  Percent of Class Represented by Amount in Row (11)      less than 0.1%
                                                        ------------------------


14)  Type of Reporting Person (See Instructions)        OO
                                                 -------------------------------

CUSIP No. 661564-10-4


1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

               Jay L. Sedwick, Jr. 2001 Separate Trust
     ---------------------------------------------------------------------------


2)   Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [ ]
         (b)      [X]


3)   SEC Use Only
                  --------------------------------------------------------------


4)   Source of Funds (See Instructions)            OO
                                        ----------------------------------------


5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                    [ ]


6)   Citizenship or Place of Organization
                                          --------------------------------------


                                7)     Sole Voting Power              6,200
                                                                ----------------
Number of Shares                8)     Shared Voting Power
Beneficially Owned by                                           ----------------
Each Reporting                  9)     Sole Dispositive Power         6,200
Person With                                                     ----------------
                                10)    Shared Dispositive Power
                                                                ----------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person     6,200
                                                                  --------------

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                   [ ]


13)  Percent of Class Represented by Amount in Row (11)      less than 0.1%
                                                        ------------------------


14)  Type of Reporting Person (See Instructions)        OO
                                                 -------------------------------

CUSIP No. 661564-10-4


1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

               Cyd K. Johnston 2001 Separate Trust
     ---------------------------------------------------------------------------


2)   Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [ ]
         (b)      [X]


3)   SEC Use Only
                  --------------------------------------------------------------


4)   Source of Funds (See Instructions)            OO
                                        ----------------------------------------


5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                   [ ]


6)   Citizenship or Place of Organization
                                          --------------------------------------

                                7)     Sole Voting Power              6,200
                                                                ----------------
Number of Shares                8)     Shared Voting Power
Beneficially Owned by                                           ----------------
Each Reporting                  9)     Sole Dispositive Power         6,200
Person With                                                     ----------------
                                10)    Shared Dispositive Power
                                                                ----------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person     6,200
                                                                  --------------

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                   [ ]


13)  Percent of Class Represented by Amount in Row (11)      less than 0.1%
                                                        ------------------------


14)  Type of Reporting Person (See Instructions)        OO
                                                  ------------------------------

CUSIP No. 661564-10-4


1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

               William M. Robinson
     ---------------------------------------------------------------------------


2)   Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [ ]
         (b)      [X]


3)   SEC Use Only
                  --------------------------------------------------------------


4)   Source of Funds (See Instructions)            OO
                                        ----------------------------------------


5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                   [ ]


6)   Citizenship or Place of Organization       USA
                                          --------------------------------------


                                7)     Sole Voting Power
                                                                ----------------
Number of Shares                8)     Shared Voting Power            83,560
Beneficially Owned by                                           ----------------
Each Reporting                  9)     Sole Dispositive Power
Person With                                                     ----------------
                                10)    Shared Dispositive Power       83,560
                                                                ----------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person     83,560
                                                                  --------------


12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                  [ ]


13)  Percent of Class Represented by Amount in Row (11)      0.56%
                                                        ------------------------


14)  Type of Reporting Person (See Instructions)        IN
                                                 -------------------------------

                             INTRODUCTORY STATEMENT



                  This Amendment No. 7 to the Restatement of Schedule 13D is being filed by the Reporting Persons identified in Item 2 hereof (collectively, the "Reporting Persons") for the sole purpose of updating and amending certain information set forth in Amendment No. 6 to the Restatement of Schedule 13D.

                  Item 1. Security and Issuer.

                  This statement relates to shares of common stock, par value $.15625 per share, of North Pittsburgh Systems, Inc. (the "Issuer"), 4008 Gibsonia Road, Gibsonia, Pennsylvania 15044-9311 (hereinafter referred to as the "Common Stock").

                  Item 2. Identity and Background.

                  NPT Holdings, L.P. is a Delaware limited partnership. Its principal business is acting as a holding company. The address of its principal business is 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808. The sole general partner of NPT Holdings, L.P. is Kirby J. Campbell and the sole limited partner is AGOC Investments, Inc., a Delaware corporation wholly owned by Armstrong Holdings, Inc. Information concerning the identity and background of the general partner and limited partner of NPT Holdings, L.P. is set forth below in this Item 2 under the names of such persons.

                  AGOC Investments, Inc. is a Delaware corporation. Its principal business is acting as a holding company. The address of its principal business is 103 Springer Building, 3411 Silverside Road, Wilmington, Delaware 19810. The executive officers and directors of AGOC Investments, Inc. are as follows:

        Jay L. Sedwick                  Chairman of the Board and Director

        Kirby J. Campbell               CEO, Treasurer and Director

        Dru A. Sedwick                  President, Secretary and Director

        William C. Stewart              Corporate Officer and Director

Armstrong Holdings, Inc., a Delaware corporation, owns 100% of the issued and outstanding capital stock of AGOC Investments, Inc. Information concerning the identity and background of the executive officers and directors of Armstrong Holdings, Inc. is set forth below in this Item 2 under the names of such persons.

                  Armstrong Holdings, Inc. is a Delaware corporation. Its principal business is acting as a holding company. The address of its executive offices is 103 Springer Building, 3411 Silverside Road, Wilmington, Delaware 19810. The executive officers and directors of Armstrong Holdings, Inc. are as follows:

        Jay L. Sedwick                  Chairman and Director

        William C. Stewart              Secretary and Director

        Kirby J. Campbell               CEO, Treasurer and Director

        Dru A. Sedwick                  President and Director

                  Jay L. Sedwick is a citizen of the United States whose business address is One Armstrong Place, Butler, Pennsylvania 16001. Jay L. Sedwick's present principal occupation or employment is Chairman of the Board and Director of Armstrong Utilities, Inc. and Armstrong Holdings, Inc.

                  Cyd K. Johnston is a citizen of the United States whose business address is One Armstrong Place, Butler, Pennsylvania 16001. Her present principal occupation or employment is housewife.

                  Kirby J. Campbell and Ellen Kaye Campbell, husband and wife, are citizens of the United States whose business address is One Armstrong Place, Butler, Pennsylvania 16001. Mr. Campbell's present principal occupation or employment is Chief Executive Officer, Treasurer and Director of Armstrong Holdings, Inc. and of a group of affiliated companies. Mrs. Campbell's present principal occupation or employment is housewife.

                  William C. Stewart and Gay O. Stewart, husband and wife, are citizens of the United States whose business address is One Armstrong Place, Butler, Pennsylvania 16001. Mr. Stewart's present principal occupation or employment is Corporate Officer and Director of Armstrong Utilities, Inc. Mrs. Stewart's present principal occupation or employment is housewife.

                  Dru A. Sedwick is a citizen of the United States whose business address is One Armstrong Place, Butler, Pennsylvania 16001. Dru A. Sedwick's present principal occupation or employment is President and Director of Armstrong Holdings, Inc. and President, Secretary and Director of Armstrong Utilities, Inc.

                  Sedwick Foundation (the "Trust") was created by a Trust Agreement dated September 15, 1986. Jay L. Sedwick, William C. Stewart and Kirby
J. Campbell, Trustees of the Trust, have voting and dispositive power over the shares of Common Stock owned by the Trust.

                  Jud L. Sedwick Family Trust No. 2 (the "Family Trust") was created by a Trust Agreement dated June 25, 1993. Jay L. Sedwick and Kirby J. Campbell, Trustees of the Family Trust, have voting and dispositive power over the shares of the Common Stock owned by the Family Trust.

                  Jay L. Sedwick 1998 Trust (the "1998 Trust") was created by a Trust Agreement dated December 18, 1998. Dru A. Sedwick, Kirby J. Campbell and William M. Robinson, Trustees of the 1998 Trust have voting and dispositive power over the shares of the Common Stock owned by the 1998 Trust.

                  Dru A. Sedwick 2001 Trust (the "2001 Trust") was created by a Trust Agreement dated November 5, 2001. Kirby J. Campbell and William M. Robinson, Trustees of the 2001 Trust, have voting and dispositive power over the shares of Common Stock owned by the 2001 Trust.

                  Joy L. Moon 2001 Separate Trust (the "JLM Trust") was created by a Trust Agreement dated October 20, 2004. Kirby J. Campbell and William M. Robinson, Trustees of the JLM Trust, have voting and dispositive power over the shares of Common Stock owned by the JLM Trust.

                  Jay L. Sedwick, Jr. 2001 Separate Trust (the "JLSJ Trust") was created by a Trust Agreement dated October 20, 2004. Kirby J. Campbell and William M. Robinson, Trustees of the JLSJ Trust, have voting and dispositive power over the shares of Common Stock owned by the JLSJ Trust.

                  Cyd K. Johnston 2001 Separate Trust (the "CKJ Trust") was created by a Trust Agreement dated October 20, 2004. Kirby J. Campbell and William M. Robinson, Trustees of the CKJ Trust, have voting and dispositive power over the shares of Common Stock owned by the CKJ Trust.

                  William M. Robinson is a citizen of the United States whose business address is 120 Fifth Avenue, Suite 2900, Pittsburgh, Pennsylvania 15222. Mr. Robinson's present principal occupation or employment is as an attorney with the law firm of Lovett Bookman Harmon Marks LLP.

                  None of the above persons (hereinafter referred to collectively as the "Reporting Persons") has during the last five years (i) been convicted in a criminal proceeding or (ii) been a party to a civil or administrative proceeding resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  Item 3. Source and Amount of Funds or Other Consideration.

                  Since the filing of Amendment No. 6 to the Restatement to
Schedule 13D relating to the Issuer, the source and amount of funds used in making the acquisitions of the Common Stock of the Issuer are as follows:

                  (i) On December 1, 2005, 297,996 shares of Common Stock were transferred by Armstrong Holdings, Inc. to AGOC Investments, Inc. AGOC Investments, Inc. then transferred these shares to Armstrong Utilities, Inc. Armstrong Utilities, Inc. then gifted these shares to the Sedwick Foundation.

                  (ii) On December 15, 2005, Dru A. Sedwick transferred 20,000 shares of Common Stock to the Dru A. Sedwick 2001 Trust.

                 (iii) On December 21, 2005, 914,665 shares of Common Stock were transferred by NPT Holdings, L.P. to AGOC Investments, Inc. NPT Holdings, L.P. was subsequently liquidated.

                  Item 4. Purpose of Transaction. No other change.

                  Item 5. Interest in Securities of the Issuer.

                  The aggregate number of shares and percentages of the outstanding Common Stock of the Issuer beneficially owned by each Reporting Person as of the date hereof is as follows:

                  AGOC Investments, Inc. beneficially owns 914,665 shares or 6.10% of the Common Stock outstanding. While the executive officers and directors of AGOC Investments, Inc. are listed below as sharing voting and dispositive power over such shares, it is considered that AGOC Investments, Inc. has sole voting and dispositive power over such shares since the power shared by its executive officers, directors and sole shareholder is identical with, rather than in addition to, the power possessed by AGOC Investments, Inc.

                  Jay L. Sedwick beneficially owns 24,891 shares of Common Stock over which he has sole voting and dispositive power. As a director and Chairman of the Board of AGOC Investments, Inc., Jay L. Sedwick shares voting and dispositive power over 914,665 shares of Common Stock owned by AGOC Investments, Inc. The 1,303,665 shares beneficially owned by Jay L. Sedwick represent 8.69% of the Common Stock outstanding. Included in this number of shares are 363,709 shares of Common Stock held in the Sedwick Foundation over which Jay L. Sedwick, as a Trustee, has voting and dispositive power and 400 shares of Common Stock held in the Jud L. Sedwick Family Trust No. 2, over which Jay L. Sedwick, as a Trustee, has voting and dispositive power.

                  Cyd K. Johnston beneficially owns 3,450 shares (less than 0.1%) of Common Stock over which she has sole voting and dispositive power.

                  Kirby J. Campbell and Ellen Kaye Campbell share voting and dispositive power over 10,600 shares of Common Stock which they beneficially own as tenants by the entireties and, as a director and an executive officer of AGOC Investments, Inc., Kirby J. Campbell shares voting and dispositive power over 914,665 shares of Common Stock owned by AGOC Investments, Inc. The 1,372,934 shares beneficially owned by Kirby J. Campbell represents 9.15% of the Common Stock outstanding. Included in this number of shares are 363,709 shares of Common Stock held in the Sedwick Foundation over which Kirby J. Campbell, as a Trustee, has voting and dispositive power, 400 shares of Common Stock held in the Jud L. Sedwick Family Trust No. 2, over which Kirby J. Campbell, as a Trustee, has voting and dispositive power, 23,933 shares of Common Stock held in the Jay L. Sedwick 1998 Trust over which Kirby J. Campbell, as a Trustee, has voting and dispositive power, 41,027 shares of Common Stock held in the Dru A. Sedwick 2001 Trust, over which Kirby J. Campbell, as a Trustee, has voting and dispositive power, 6,200 shares of Common Stock held in the Joy L. Moon 2001 Separate Trust, over which Kirby J. Campbell, as a Trustee, has voting and dispositive power, 6,200 shares of Common Stock held in the Jay L. Sedwick, Jr. 2001 Separate Trust, over which Kirby J. Campbell, as a Trustee, has voting and dispositive power, and 6,200 shares of Common Stock held in the Cyd K. Johnston 2001 Separate Trust, over which Kirby J. Campbell, as a Trustee, has voting and dispositive power.

                  William C. Stewart and Gay O. Stewart share voting and dispositive power over 3,100 shares of Common Stock which they beneficially own as tenants by the entireties. Gay O. Stewart beneficially owns 5,000 shares of Common Stock over which she has sole voting and dispositive power. As a director and an executive officer of AGOC Investments, Inc., William C. Stewart shares voting and dispositive power over 914,665 shares of Common Stock owned by AGOC Investments, Inc. The 1,286,474 shares beneficially owned by William C. Stewart and the 5,000 shares beneficially owned by Gay O. Stewart represent 8.57% and less than 0.1%, respectively, of the Common Stock outstanding. Included in this number of shares are 363,709 shares of Common Stock held in the Sedwick Foundation over which William C. Stewart, as a Trustee, has voting and dispositive power.

                  Sedwick Foundation (the "Trust") beneficially owns 363,709 shares of Common Stock over which Jay L. Sedwick, William C. Stewart and Kirby
J. Campbell, as Trustees, have voting and dispositive power. Of these shares, 44,638 were gifted to the Trust by Jay L. Sedwick and Linda Sedwick, 21,075 were gifted to the Trust by NPT Holdings, LLC and 297,996 were gifted by Armstrong Holdings, Inc. The 363,709 shares beneficially owned by the Trust represent 2.42% of the Common Stock outstanding.

                  Dru A. Sedwick beneficially owns 10,023 shares of Common Stock over which he has sole voting and dispositive power. As a director and President of AGOC Investments, Inc., Dru A. Sedwick shares voting and dispositive power over 914,665 shares of Common Stock owned by AGOC Investments, Inc. The 948,621 shares beneficially owned by Dru A. Sedwick represent 6.32% of the Common Stock outstanding. Included in this number of shares are 23,933 shares of Common Stock held in the Jay L. Sedwick 1998 Trust over which Dru A. Sedwick, as a Trustee, has voting and dispositive power.

                  Jud L. Sedwick Family Trust No. 2 (the "Family Trust") beneficially owns 400 shares of Common Stock over which Jay L. Sedwick and Kirby
J. Campbell, as Trustees, have voting and dispositive power. The 400 shares beneficially owned by the Family Trust represent less than 0.1% of the Common Stock outstanding.

                  Jay L. Sedwick 1998 Trust (the "1998 Trust") beneficially owns 23,933 shares of Common Stock over which Dru A. Sedwick, Kirby J. Campbell and William M. Robinson, as Trustees, have voting and dispositive power. The 23,933 shares beneficially owned by the 1998 Trust represent 0.16% of the Common Stock outstanding.

                  Dru A. Sedwick 2001 Trust (the "2001 Trust") beneficially owns 41,027 shares of Common Stock over which Kirby J. Campbell and William M. Robinson, as Trustees, have voting and dispositive power. The 41,027 shares beneficially owned by the 2001 Trust represent 0.27% of the Common Stock outstanding.

                  Joy L. Moon 2001 Separate Trust (the "JLM Trust") beneficially owns 6,200 shares of Common Stock over which Kirby J. Campbell and William M. Robinson, as Trustees, have voting and dispositive power. The 6,200 shares beneficially owned by the JLM Trust represent less than 0.1% of the Common Stock outstanding.

                  Jay L. Sedwick, Jr. 2001 Separate Trust (the "JLSJ Trust") beneficially owns 6,200 shares of Common Stock over which Kirby J. Campbell and William M. Robinson, as Trustees, have voting and dispositive power. The 6,200 shares beneficially owned by the JLSJ Trust represent less than 0.1% of the Common Stock outstanding.

                  Cyd K. Johnston 2001 Separate Trust (the "CKJ Trust") beneficially owns 6,200 shares of Common Stock over which Kirby J. Campbell and William M. Robinson, as Trustees, have voting and dispositive power. The 6,200 shares beneficially owned by the CKJ Trust represent less than 0.1% of the Common Stock outstanding.

                  William M. Robinson shares voting and dispositive power over 83,560 shares of Common Stock which represent 0.56% of the Common Stock outstanding. Included in this number of shares are 23,933 shares of Common Stock held in the Jay L. Sedwick 1998 Trust over which Mr. Robinson, as a Trustee, has voting and dispositive power, 41,027 shares of Common Stock held in the Dru A. Sedwick 2001 Trust, over which Mr. Robinson, as a Trustee, has voting and dispositive power, 6,200 shares of Common Stock held in the Joy L. Moon 2001 Separate Trust, over which Mr. Robinson, as a Trustee, has voting and dispositive power, 6,200 shares of Common Stock held in the Jay L. Sedwick, Jr. 2001 Separate Trust, over which Mr. Robinson, as a Trustee, has voting and dispositive power, and 6,200 shares of Common Stock held in the Cyd K. Johnston 2001 Separate Trust, over which Mr. Robinson, as a Trustee, has voting and dispositive power.

                  No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock listed above except the Reporting Persons listed above as the beneficial owners of such shares.

                  Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  The Reporting Persons, including Armstrong Utilities, Inc. ("Armstrong"), filed a Schedule 13D on March 23, 1981, ten amendments thereto at later dates (including a Restatement to Schedule 13D on December 10, 1996) and Amendment Nos. 1, 2, 3, 4, 5 and 6 to said Restatement. The Schedule 13D filing identified certain entities and individuals as members of a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934. Such entities and persons are acting and continue to act independently of the other Armstrong "group" members and continue to maintain that they are not "group" members.

                  In addition, due to the nature of the relationships among the Reporting Persons, it is inevitable that there may be some communication among the Reporting Persons with respect to their respective shares of Common Stock. It is also possible due to such relationships that at some future time two or more Reporting Persons may determine to act in concert with respect to their shares of Common Stock in pursuit of a common purpose. However, there is not at present, nor does any Reporting Person presently contemplate, any contract, arrangement or understanding between or among any two or more Reporting Persons or any Reporting Person and any other person to act in concert with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and no securities of the Issuer beneficially owned by any Reporting Person are pledged or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over such securities. For the reasons stated in the preceding sentence, each Reporting Person disclaims any voting power, investment power or beneficial ownership over any shares of Common Stock beneficially owned by any other Reporting Person except as otherwise stated in Item 5, and each Reporting Person disclaims membership in any "group", as such term is defined in Rule 13d-5, with respect to any securities of the Issuer.

                  Item 7. Material to be Filed as Exhibits.

                  The agreement of certain of the Reporting Persons that this statement is filed on behalf of each of them is incorporated by reference under the caption "Signatures" on page 27 of Amendment No. 1 to Schedule 13D, on page 27 of Amendment No. 2 to Schedule 13D and on page 16 of Amendment No. 3 to
Schedule 13D relating to the Issuer.

                  The Schedule 13D of the Reporting Persons, in restated form incorporating the original Schedule 13D and all amendments thereto was filed as
Exhibit 7.1 to Amendment No. 10 as required by Rule 101(a)(2)(ii) of Regulation S-T.

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct, that I have no reason to believe that the information herein concerning the other persons is inaccurate and that I agree that this statement is to be filed on behalf of each of the persons, including myself.


Date:  December 22, 2005           /s/ Jay L. Sedwick
                                   ---------------------------------------------
                                   JAY L. SEDWICK, for himself, as Trustee of
                                   the Sedwick Foundation, and as
                                   Attorney-in-Fact and under Power of Attorney
                                   for Cyd K. Johnston, Kirby J. Campbell, Ellen
                                   Kaye Campbell, William C. Stewart, Gay O.
                                   Stewart and Dru A. Sedwick


                                   NPT HOLDINGS, L.P.


                                   By:    /s/ Kirby J. Campbell
                                       -----------------------------------------
                                   Title:  General Partner


                                   AGOC INVESTMENTS, INC.


                                   By:    /s/ Jay L. Sedwick
                                       -----------------------------------------
                                   Title:  Chairman of the Board


                                   ARMSTRONG HOLDINGS, INC.


                                   By:    /s/ Jay L. Sedwick
                                       -----------------------------------------
                                   Title:  Chairman of the Board


                                   JUD L. SEDWICK FAMILY TRUST NO. 2


                                   By:    /s/ Jay L. Sedwick
                                       -----------------------------------------
                                   Title:  Trustee


                                   By:    /s/ Kirby J. Campbell
                                       -----------------------------------------
                                   Title:  Trustee

                                   JAY L. SEDWICK 1998 TRUST


                                   By:    /s/ Dru A. Sedwick
                                       -----------------------------------------
                                   Title:  Trustee


                                   By:    /s/ Kirby J. Campbell
                                       -----------------------------------------
                                   Title:  Trustee


                                   By:    /s/ William M. Robinson
                                       -----------------------------------------
                                   Title:  Trustee


                                   DRU A. SEDWICK 2001 TRUST


                                   By:    /s/ Kirby J. Campbell
                                       -----------------------------------------
                                   Title:  Trustee


                                   By:    /s/ William M. Robinson
                                       -----------------------------------------
                                   Title:  Trustee


                                   JOY L. MOON 2001 SEPARATE TRUST


                                   By:    /s/ Kirby J. Campbell
                                       -----------------------------------------
                                   Title:  Trustee


                                   By:    /s/ William M. Robinson
                                       -----------------------------------------
                                   Title:  Trustee

                                   JAY L. SEDWICK, JR. 2001 SEPARATE TRUST


                                   By:    /s/ Kirby J. Campbell
                                       -----------------------------------------
                                   Title:  Trustee


                                   By:    /s/ William M. Robinson
                                       -----------------------------------------
                                   Title:  Trustee



                                   CYD K. JOHNSTON 2001 SEPARATE TRUST


                                   By:    /s/ Kirby J. Campbell
                                       -----------------------------------------
                                   Title:  Trustee


                                   By:    /s/ William M. Robinson
                                       -----------------------------------------
                                   Title:  Trustee



                                   /s/ William M. Robinson
                                   ---------------------------------------------
                                   WILLIAM M. ROBINSON, for himself